John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

December 15, 2014

FILED AS EDGAR CORRESPONDENCE

Ms. Alison White, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                             SEI Institutional Managed Trust 485(a) Filing (File Nos. 033-09504 and 811-04878)

Dear Ms. White:

On behalf of our client, SEI Institutional Managed Trust (the “Trust” or “SIMT”), this letter responds to the comments you provided via telephone on October 29, 2014, regarding the Trust’s post-effective amendment No. 94, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 96, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on October 1, 2014 pursuant to Rule 485(a)(2) under the 1933 Act, for the purpose of adding the Long/Short Alternative Fund (the “Fund”) as an additional series of the Trust. Below, we have briefly summarized your comments and questions, followed by our responses.

1.                                      Comment.                                      In the “Fees and Expenses” section, please consider shortening the parenthetical in the “Shareholder Fees” table that describes redemption fees borne by shareholders.  Please also clarify the amount on which the percentage-based redemption fee would be based.

Response.                                         We have carefully considered your comment and believe that the current disclosure is sufficiently clear to inform shareholders of the application of any redemption fees, particularly given the detailed description of applicable redemption fees in the section of the prospectus entitled “Redemption Fee.”

2.                                      Comment.                                      In the “Fees and Expenses” section, please confirm that an estimate of short sales expenses incurred by the Fund is included in the “Other Expenses” line item of the “Annual Fund Operating Expenses” table.  Please note that if short sales expenses are material, they should be broken out as a separate line item.

Response.                                         The Fund does not currently anticipate engaging in physical short sales.  Accordingly, the Trust confirms that an estimate of short sales expenses incurred by the Fund has been included in the “Other Expenses” line item of the “Annual Fund Operating Expenses” table.

3.                                      Comment.                                      In the “Portfolio Turnover” section, please state that no portfolio turnover has been provided because the Fund is not yet operational.

Response.                                         In response to your comment, we have modified the disclosure accordingly.

4.                                      Comment.                                      In the “Principal Investment Strategies” section, please consider removing the fourth paragraph that provides detail about SIMC’s construction of the Composite because this appears to be more detailed that disclosure intended for the summary section of the prospectus.

Response.                                         In response to your comment, we have relocated a modified version of this paragraph to the “More Information About Investments” section of the prospectus.

5.                                      Comment.                                      In the “Principal Investment Strategies” section, please state that the Fund will not make any direct investments in hedge funds.

Response.                                         In response to your comment, we have modified the disclosure accordingly.

6.                                      Comment.                                      Please move the last sentence in the “Principal Investment Strategies” to the “Principal Risks” section.  The Fund’s status as not a complete investment program is risk disclosure that is more appropriate for the “Principal Risks” section, pursuant to Item 4(b)(1) of Form N-1A.

Response.                                         In response to your comment, we have modified the disclosure accordingly.

7.                                      Comment.                                      If the Fund is to be sold through insured depository institutions, please include the disclosure required by Item 4(b)(1)(iii) of Form N-1A.

Response.                                         The Fund does not expect to be sold through an insured depository institution within the meaning of Item 4(b)(1)(iii) of Form N-1A.  Accordingly, we have retained this disclosure as-is.

8.                                      Comment.                                      The “Investment Company Risk” disclosure in the “Principal Risks” section includes disclosure with respect to closed-end funds.  If the Fund expects to invest in closed-end funds, please include this in its principal investment strategy disclosure.  If the Fund does not expect to invest in closed-end funds, please remove this from the “Investment Company Risk” disclosure.

Response.                                         In response to your comment, we have removed the references to closed-end funds in the “Investment Company Risk” disclosure.

9.                                      Comment.                                      In the “More Information About Investments” section, please include disclosure regarding the effect of investment pursuant to a temporary defensive strategy (i.e., that during such time the Fund may not achieve its investment objective). Please see Instruction 6 to Item 9(b)(1) of Form N-1A.

Response.                                         In response to your comment, we have modified the disclosure accordingly.

10.                               Comment.                                      In the second sentence of the third paragraph in the “More Information About Investments” section, please change the work “objectives” to “strategies.”

Response.                                         In response to your comment, we have modified the disclosure accordingly.

11                                  Comment.                                      The disclosure in the “More Information About Principal Risks” section includes several risks that are not discussed in the “Principal Risks” section.  The “Principal Risks” disclosure required by Item 4(b) of Form N-1A should be based on the information disclosed in response to Item 9 of Form N-1A.  Please revise accordingly.

Response.                                         In response to your comment, we have removed the risk disclosure relating to municipal securities from the “More Information About Principal Risks” section.  The remaining risks in the “More Information About Principal Risks” section are all related to, and provide a more fulsome description of, the risks that are included in the “Principal Risks” disclosure.

12.                               Comment.                                      With respect to the Fund’s investments in total return swaps, please confirm that the Fund will comply with the coverage requirements set forth in Securities Trading Practices of Registered Investment Companies, Investment Company Rel. No. 10666 (Apr. 18, 1979).

Response.                                         In response to your question, the Fund confirms that, to the extent applicable to the Fund’s investment in total return swaps (if any), the Fund has adopted policies and procedures reasonably designed to comply with (i) the coverage requirements set forth in Securities Trading Practices of Registered Investment Companies, Investment Company Rel. No. 10666 (Apr. 18, 1979) and (ii) any applicable present and future guidance set forth by the SEC or its Staff, including any modifications to existing guidance.

13.                               Comment.                                      Please confirm that the Fund covers the full notional value of credit default swaps sold (written) by the Fund.

Response.                                         The Fund may write (sell) credit default swaps, although it does not presently intend to do so. If the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement, and less any offsetting positions.

14.                               Comment.                                      Please consider revising the disclosure in the “Global Asset Allocation” section to conform with the plain English requirements set forth in General Instruction 4(c) of Form N-1A.  Please explain why the global asset allocation strategies discussed in this section are not discussed in the Fund’s principal investment strategies disclosure.

Response.                                         In response to your comment, we have modified the disclosure in the “Global Asset Allocation” section to more closely align with the SEC’s plain English guidance.  In addition, we have reviewed the Fund’s current principal investment strategies disclosure and determined that a discussion of the global asset allocation strategies (“Strategies”) described in the “Global Asset Allocation” section should not be included.  As noted in the “Global Asset Allocation” section, although the Fund may be utilized in Strategies for certain clients, the Fund nevertheless has its own “distinct risk and reward characteristics, investment objective, policies and strategies.”  An investor is not required to participate in a Strategy to obtain the distinct benefits of the Fund and clients may desire an allocation to the Fund that differs from a Strategy. Nevertheless, to better highlight the possible impact of such Strategies on the Fund, we have restated a portion of the current disclosure in the “More Information About Risks” section of the prospectus, which is consistent with changes we made to the Trust’s other prospectuses in response to comments provided by the SEC Staff in January 2014 in connection with the Trust’s annual update to its registration statement.

15.                               Comment.                                      Please remove the placeholder for the section titled “More Information About the Fund’s Benchmark Index” as the Fund will not have performance information.

Response.                                         In response to your comment, we have modified the disclosure accordingly.

16.                               Comment.                                      Please consider revising the fee table in the “Information About Voluntary Fee Waivers” section to remove the two rightmost columns as these reflect fees that Fund shareholders would generally be required to pay.

Response.                                         We respectfully decline to make the requested change.  We believe this chart as currently structured provides shareholders with a useful illustration of the effect of the Fund’s various fees, expenses and waivers.

17.                               Comment.                                      Please confirm that the additional information about the portfolio managers’ compensation, other accounts managed and ownership of securities in the Fund will be disclosed in the Statement of Additional Information to be filed pursuant to Rule 485(b).

Response.                                         We confirm this information will be included in the Trust’s Rule 485(b) filing on December 15, 2014.

18.                               Comment.                                      In item (i) of the second sentence of the last paragraph in the “Customer Identification and Verification and Anti-Money Laundering Program” section, please disclose the period of time during which a purchase or exchange order may be rescinded (i.e., one or two days).

Response.                                         Investments in the Fund will be processed in accordance with the Trust’s anti-money laundering policies and procedures, which are, in turn, designed to comply with applicable law.  In the absence of a requirement in Form N-1A to state the period of time during which a purchase or exchange order may be rescinded, we respectfully decline to provide this level of detail in the prospectus.

19.                               Comment.                                      In the “Redemption in Kind” section, please disclose that shareholders would bear the risk of securities declining in value between the time they are redeemed and sold.

Response.                                         In response to your comment, we have modified the disclosure accordingly.

20.                               Comment.                                      Please clarify the Fund’s first and second fundamental policies and third and fourth non-fundamental policies, which seem duplicative.

Response.                                         The Fund has adopted these non-fundamental investment policies to reflect current guidance from the SEC and its Staff as to the diversification and borrowing requirements under the 1940 Act, respectively.  By structuring its fundamental and non-fundamental policies in this way, the Fund is able to implement any future changes to guidance from the SEC and its Staff without having to first obtain shareholder approval, while nonetheless maintaining its fundamental investment policies as-is.

21.                               Comment.                                      In the disclosure regarding the Governance Committee in the “Board Standing Committees” section of the Statement of Additional Information, please include the address of the Fund’s offices in item (iv) so that shareholders are aware of how to recommend nominations to fill Board vacancies.

Response.                                         In response to your comment, we have modified the disclosure accordingly.

22.                               Comment.                                      In the “Fund Shares Owned by Board Members” disclosure in the Statement of Additional Information, please fix the typo that currently states “each of the Fund” as this filing applies to a single Fund.

Response.                                         We have corrected this item.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien